SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

February 1, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION RESOURCES INC. ANNOUNCES $100 MILLION “BOUGHT DEAL” FINANCING

(all figures in Canadian dollars unless otherwise stated)

Northern Orion Resources Inc. (the “Company”) announces today that it has entered into an agreement with a syndicate of investment dealers led by GMP Securities Ltd. and Canaccord Capital Corporation and including Orion Securities Ltd. and Salman Partners Inc. under which the syndicate has agreed to purchase 27.4 million units of the Company at a price of $3.65 per unit for gross proceeds of $100 million. In addition, the Company has granted the syndicate an option to acquire up to 6.85 million units, at the same price, at any time prior to 48 hours from closing.

Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to subscribe for one additional common share at a price of $6.00 and expire five years from closing.

The offering is scheduled to close on or about February 17, 2005 and is subject to receipt of all necessary regulatory approvals. The net proceeds of the offering will be used for further development of the Agua Rica Project and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which, together with project debt, could be applied to bringing Agua Rica into production.  Northern Orion currently has over C$55 million in cash on hand.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, 1-866-608-9970

Email: info@northernorion.com

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE U.S.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

February 1, 2005

By:

/s/ David W. Cohen

David W. Cohen
President and Chief Executive Officer